ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC

ANNUAL REPORT AND UNAUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2020

(Unaudited)

COMPANY INFORMATION

Board	None
Manager	D Szkubiel
File number	7599226 (Delaware)
Registered office	49763 Sandra Drive Shelby Township MI 48315

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
CONTENTS

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
MANAGEMENT REPORT
FOR THE YEAR ENDED 31 DECEMBER 2020

The management present their annual report and financial statements for the year ended 31 December 2020.

Directors
There were no managers of Active Safety System Technologies LLC during the year.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

....
D Szkubiel
Manager

Date: ....

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 31 DECEMBER 2020

	NOTES	**2020**	**2019**
		$	$
Turnover		-	-
Cost of Sales		-	-
Other Income	5	983	-
Gross Profit		**983**	**-**
Operating Expenses			
Bank Charges		(221)	-
Legal & Professional Fees		(230)	-
Consultancy Fees		(2,716)	(7,600)
IT Services		(680)	-
Company Formation Expenses		-	(150)
Franchise Taxes & Licences		(530)	-
Travel Expenses		-	(2,103)
Corporation Tax		-	-
TOTAL OPERATING EXPENSES		**(4,467)**	**(9,853)**
NET OPERATING LOSS			
OTHER INCOME / (EXPENSE)		-	-
TOTAL OTHER INCOME / (LOSS)		-	-
TOTAL COMPREHENSIVE LOSS		**(3,394)**	**(9,853)**

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
BALANCE SHEET
AS AT 31 DECEMBER 2020

		2020		2019	
	Notes	**$**	**$**	**$**	**$**
ASSETS					
Tangible assets			-		-
Current assets					
Debtors	6	300		-	
Cash at bank and in hand		2,663		2,377	
		2,963		2,377	
Total Assets			**2,963**		**2,377**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Creditors: amounts falling due within one year	7	-		-	
Total Current Liabilities		-			
Debt	8	16,210		12,230	
Total Liabilities		**16,210**		**12,230**	
Capital and reserves					
Common Stock	9	-		-	
Additional Paid in Capital (APIC)		-		-	
Retained Earnings / (Accumulated Deficit)	10	(13,247)		(9,853)	
Total Stockholders' Equity		**(13,247)**		**(9,853)**	
Total Liabilities and Stockholders' Equity			**2,963**		**2,377**

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2020

(USD $ in Dollars)	**Additional Paid in Capital $**	**Retained Earnings / (Accumulated Deficit) $**	**Total Stockholders' Equity $**
Balance – December 31, 2019	nil	(9,853)	(9,853)
Capital Contribution	nil	-	nil
Net income / (loss)	-	(3,394)	(3,394)
Balance – December 31, 2020	**nil**	**(13,247)**	**(13,247)**

See accompanying notes to financial statements.

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2020

	2020 $	2019 $
Cash Flow from Operating Activities		
Net Income / (loss)	(3,394)	(9,853)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(300)	-
Account Payable	-	-
Accrued Expenses and Other Liabilities	-	-
Net Cash Provided/(Used) by Operating Activities	**(3,694)**	**(9,853)**
Cash Flow from Investing Activities		
Expenditures Pertaining to Intangibles	-	-
Net Cash Used in Investing Activities	**-**	**-**
Cash Flow from Financing Activities		
Proceeds from Long Term Debt	3,980	11,980
Capital Contributions	-	250
Net Cash Provided / (Used) by Financing Activities	**3,980**	**12,230**
Change in cash	286	2,377
Cash – December 31, 2019	2,377	0
Cash – December 31, 2020	**2,663**	**2,377**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING, FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of Property and Equipment not yet Paid For	-	-
Issuance of Equity in Return for Note	-	-
Issuance of Equity in Return for Accrued Payroll and Other Liabilities	-	-

See accompanying notes to financial statements.

1 Accounting policies

Company information

Active Safety System Technologies LLC is a private company limited by shares in Delaware. The company trades from 49763 Sandra Drive, Shelby Township, MI 48315.

The Company has been formed to exploit the patent and product portfolio of Advanced Blast & Ballistic Systems Limited (based in the UK) across the US and Canadian markets.

The Company will also manage the relationship with Advanced Blast & Ballistic Systems USA Inc. which was created solely to manage a CRADA (Collaborative Research and Development Agreement) with the US Army.

1.1 Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019 and 2020.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

1.2 Fiscal year

The Company operates on a December 31st year-end.

2 Summary of Significant Accounting Policies

2.1 Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

2.2 Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

2.3 Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

2.5 Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

2.6 Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

2.7 Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

2.8 Intangible Assets
Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following:
1) a significant decrease in the market value of the asset,
2) a significant adverse change in the extent or manner in which an asset is used
3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020.

2.9 Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

2.10 Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

2.11 Advertising & Marketing
Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

2.12 Rent
The Company currently does not pay any rent for office space.

3 Employees
The average monthly number of persons (including directors) employed by the company during the year was:

	2020 Number	2019 Number
Total	1	1

4 Taxation
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020.

Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

	2020 $	2019 $
Current tax	-	-
Adjustments in respect of prior periods	-	-

5 Other Income
This represents a balance of $983 received when Advanced Blast & Ballistic Systems Incorporated was wound up (being the balance remaining in its bank account).

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2020

6 Debtors

	2020	2019
Amounts falling due within one year:	$	$
Corporation tax recoverable	-	-
Other debtors	300	-
	300	-

Other debtors includes a filing fee of $300 paid twice during 2019

7 Creditors: amounts falling due within one year

	2020	2019
	$	$
Other creditors	-	-
	-	-

8 Creditors: amounts falling due after one year

	2020	2019
	$	$
Other creditors	16,210	12,230
	16,210	12,230

Other creditors are made up of:

a) A loan of $15,960 from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK.
b) Initial cash injection of $100 plus $150 filing fee paid directly by D Szkubiel

9 Called up equity
There is currently no common stock in Active Safety Systems LLC

10 Retained Earnings / (Accumulated Deficit)

	2020	2019
	$	$
At the beginning of the year	(9,853)	-
Profit / (Loss) for the year	(3,394)	(9,853)
At the end of the year	(13,247)	(9,853)

11 Contingencies
No lawsuits have been filed nor threatened against the Company.

12 Subsequent events
The Company evaluated subsequent events through February 28, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.